FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                January 18, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1.        RNS Announcement, re: Placing of Shares dated 18 January 2005



18 January 2005

British Energy Group plc


British Energy Group plc ("BEG") announces the successful placing by HSBC Bank plc of the shares and warrants of BEG attributable to those former shareholders of British Energy plc who did not elect to receive their shares and warrants in BEG. A total of 3,939,958 shares and 8,068,364 warrants were placed yesterday evening at prices, before expenses, of 255p and 162p respectively, with the share placing 6.8 times oversubscribed and the warrant placing 2.4 times oversubscribed.



Proceeds from the placing will be remitted in accordance with the terms and conditions contained in the circular to shareholders of British Energy plc dated 29 November 2004.


Enquiries

Andrew Dowler               020 7831 3113                (Media Enquiries)
John Searles                01506 408 715                (Investor Relations)


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  January 18, 2005                    BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations